

January 29, 2013

Via E-mail
Michael W. Kosloske
Chairman, President and Chief Executive Officer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue, Suite 201
Tampa, Florida 33613

     Re: **Health Insurance Innovations, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed January 25, 2013
              File No. 333-185596

Dear Mr. Kosloske:

     We have reviewed amendment no. 2 to your registration statement on Form S-1 and your response letter filed January 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Reorganization of our Corporate Structure
Overview, page 41

1. You state the following: "There will be 4,666,667 shares of our Class A common stock outstanding after this offering. These shares will represent 100% of the rights of the holders of all classes of our common stock to share in our distributions." Please clarify what you mean by this statement. The Class B shareholders will also have rights.

Unaudited Pro Forma Financial Information, page 52

2. The financial information presented in the filing, including that presented in the pro formas is that of Health Plan Intermediaries, LLC. You will be consolidating Health Plan Intermediaries Holdings, LLC. Please revise the pro formas to clearly explain why the financial information of Health Plan Intermediaries, LLC is presented and why no

reconciling items are required to present the consolidation of Health Plan Intermediaries Holdings, LLC. Clarify why presentation of the financial statements of Health Plan Intermediaries Holdings, LLC is not required.

3. Please analyze ASC 810-10-25-38Aa and tell us why you believe you have the power to direct the activities of Health Plan Intermediaries Holdings, LLC. We note that the Class B shareholders will be entitled to one vote per share of the Company and thus the Class B shareholders will control 65% of the votes of the Company. You state on page 11 that the Class B shareholders will have effective control over the outcome of votes of all matters requiring approval by shareholders. We note on page 35 that Mr. Kosloske will beneficially own 65% of the combined voting power and will have effective control over the outcome of all votes including election of directors, amendments to certificate of incorporation and by-laws, approval of sale of company and other significant corporate transactions. Since Mr. Kosloske effectively owns the Class B shares, it appears that Mr. Kosloske will control the votes of the company and ultimately control HealthPlan Intermediaries Holdings, LLC. Please tell us why Mr. Kosloske does not have the power to direct the activities that most significantly impact the economic performance of HealthPlan Intermediaries Holdings, LLC. Also, please consider the guidance in ASC 810-10-25-38D and 810-10-25-38F.

4. Please analyze the criteria in ASC 810-10-25-38Ab regarding the obligation to absorb losses of HealthPlan Intermediaries Holdings, LLC or the right to receive benefits that could potentially be significant to HealthPlan Intermediaries Holdings, LLC and tell us why you believe you are the primary beneficiary. You state on page 43 that the profits and losses will be distributed pro rata. Thus the Company will only receive 35% of the profits and 65% will be to companies beneficially owned by Mr. Kosloske. In addition, based on the tax receivables agreement it appears that Mr. Kosloske may beneficially own the right to these receivables, the rights of which are significant to Health Plan Intermediaries Holdings, LLC. As stated in ASC 810-10-25-38A, only one reporting entity is expected to be identified as the primary beneficiary. The fact that 65% of the profits and losses will be distributed to entities owned by Mr. Kosloske coupled with the rights to receive significant amounts based on the tax receivable agreement appears to indicate that you are not the primary beneficiary. .

5. In accordance with ASC 810-10-25-38G consideration shall be given to situations in which a reporting entity's economic interest in a variable interest entity (VIE), including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE's economic performance. Please tell us how you considered this discrepancy in your analysis of determining that you are the primary beneficiary.

6. Please analyze the guidance in ASC 810-10-25-43 and tell us why the guidance is or isn't applicable and if applicable, why it points to the company as being the primary beneficiary. In this regard, please analyze the facts and circumstances analyzed in ASC 810-10-25-44 and how those facts and circumstances support your conclusion. Tell us

who the officers of Health Plan Intermediaries Holdings, LLC will be and what relationships they will have to Mr. Kosloske and entities owned by Mr. Kosloske.

7. The Exchange agreement appears to be a put in which you are obligated to issue Class A shares and in connection with the tax agreement pay out money based on your tax savings as a result of the step up basis. Please tell us why these agreements do not meet the definition of a derivative that should be recorded in the pro forma information.

8. Regardless of whether or not the Exchange and Tax Receivable agreements meet the definition of a derivative, it appears that additional prominent pro forma information may be required in light of the agreements. The agreements indicate that at any time the Series B membership holders could convert their membership interests along with their Class B shares to Class A shares with the understanding that a significant payment may be required to be made by the Company as you stated in your disclosure on pages 32, 47 and 52 of up to $57 million based on the IPO price. In addition, please confirm that the amount, if required to be paid upon the IPO, would not be paid out of the proceeds of the offering or provide additional disclosure under Use of Proceeds. If the amount payable will not come from the offering proceeds, it appears the amount would be recorded as a payable on the balance sheet with accrued interest as stated in your disclosures. Provide these disclosures in a pro forma set of financial statements and disclose the terms of the accrued interest.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Deanna Kirkpatrick, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, New York 10017